Exhibit 99.3

DHX Media Ltd.

Unaudited Interim Condensed Consolidated
Financial Statements

March 31, 2019

(expressed in thousands of Canadian dollars)

May 13, 2019

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed) “Michael Donovan”	(signed) “Doug Lamb”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Toronto, Ontario

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Balance Sheet

As at March 31, 2019 and June 30, 2018

(expressed in thousands of Canadian dollars)

	March 31, 2019	June 30, 2018
	$	$
Assets
Current assets
Cash	42,161	46,550
Amounts receivable (note 4)	285,872	251,538
Prepaid expenses and other	5,902	8,580
Investment in film and television programs (note 5)	154,055	186,008
	487,990	492,676
Long-term amounts receivable (note 4)	10,030	18,789
Acquired and library content (note 6)	126,246	147,088
Property and equipment	27,094	30,436
Intangible assets	539,785	546,997
Goodwill	241,211	240,806
	1,432,356	1,476,792
Liabilities
Current liabilities
Bank indebtedness (note 7)	—	16,350
Accounts payable and accrued liabilities	121,180	130,545
Deferred revenue	50,578	47,552
Interim production financing (note 7)	109,544	93,683
Current portion of long-term debt and obligations under finance leases (note 7)	4,260	10,524
	285,562	298,654
Long-term debt and obligations under finance leases (note 7)	553,233	746,046
Other long-term liabilities	10,007	13,621
Deferred income taxes (note 8)	6,891	17,679
	855,693	1,076,000
Shareholders’ Equity
Equity attributable to shareholders of the Company	318,545	315,078
Non-controlling interest (note 9)	258,118	85,714
	576,663	400,792
	1,432,356	1,476,792

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the nine month periods ended March 31, 2019 and 2018

(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Retained earnings (deficit) $	Non- controlling interest $	Total $
Balance - June 30, 2017	304,320	26,310	(21,596)	20,263	86,556	415,853
Net income for the period	—	—	—	7,554	4,872	12,426
Other comprehensive income for the period	—	—	5,418	—	—	5,418

Comprehensive income for the period	—	—	5,418	7,554	4,872	17,844

Common shares issued	672	(51)	—	—	—	621
Dividends	—	—	—	(8,049)	—	(8,049)
Share-based compensation	—	3,126	—	—	—	3,126
Non-controlling interest on acquisition of subsidiaries	—	—	—	—	4,178	4,178

Distributions to non-controlling interests	—	—	—	—	(9,696)	(9,696)

Balance - March 31, 2018	304,992	29,385	(16,178)	19,768	85,910	423,877

Balance - June 30, 2018	305,167	29,060	(14,618)	(4,531)	85,714	400,792
Adoption of IFRS 9 (note 3)	—	—	—	(1,049)	—	(1,049)
Adoption of IFRS 15 (note 3)	—	—	481	(5,823)	—	(5,342)

Balance - July 1, 2018	305,167	29,060	(14,137)	(11,403)	85,714	394,401
Net (loss) income for the period	—	—	—	(38,722)	18,463	(20,259)
Other comprehensive income for the period	—	—	7,540	—	—	7,540

Comprehensive loss (income) for the period	—	—	7,540	(38,722)	18,463	(12,719)
Common shares issued	1,925	(1,142)	—	—	—	783
Share-based compensation	—	741	—	—	—	741
Disposal of interest in subsidiary, net of transaction costs and taxes (note 9)	—	—	—	39,516	174,596	214,112

Distributions to non-controlling interests	—	—	—	—	(20,655)	(20,655)

Balance - March 31, 2019	307,092	28,659	(6,597)	(10,609)	258,118	576,663

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Income (Loss)

For the three and nine month periods ended March 31, 2019 and 2018

(expressed in thousands of Canadian dollars, except for amounts per share)

	Three months ended		Nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$
Revenues (note 16)	109,986	116,486	331,040	337,048
Expenses (note 12)
Direct production costs and expense of film and television produced	62,713	65,514	192,198	189,159
Amortization of acquired and library content (note 6)	3,888	4,456	11,042	12,146
Amortization of property and equipment and intangible assets	5,574	6,122	17,073	17,922
Development, integration and other	1,365	4,567	4,085	8,525
Write-down of investment in film and television programs and acquired and library content and impairment of intangible assets (Note 5, 6)	34,199	875	36,154	1,925
Selling, general and administrative	20,240	22,501	58,711	63,044
Finance costs (note 11)	10,220	12,216	40,486	36,843
Change in fair value of embedded derivative	(1,600)	(925)	(3,500)	(8,325)
Foreign exchange (gain) loss	(7,542)	6,923	5,534	(3,502)
	129,057	122,249	361,783	317,737
Income (loss) before income taxes	(19,071)	(5,763)	(30,743)	19,311
Provision for (recovery of) income taxes
Current income taxes (note 8)	(4,245)	(409)	842	2,946
Deferred income taxes (note 8)	(3,008)	1,025	(11,326)	3,939
	(7,253)	616	(10,484)	6,885
Net income (loss) for the period	(11,818)	(6,379)	(20,259)	12,426
Net income attributable to non-controlling interests	6,610	1,626	18,463	4,872
Net (loss) income attributable to shareholders of the Company	(18,428)	(8,005)	(38,722)	7,554
Basic earnings (loss) per common share (note 14)	(0.14)	(0.06)	(0.29)	0.06
Diluted earnings (loss) per common share (note 14)	(0.14)	(0.06)	(0.29)	0.06

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income (Loss)

For the three and nine month periods ended March 31, 2019 and 2018

(expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$
Net income (loss) for the period	(11,818)	(6,379)	(20,259)	12,426
Other comprehensive income (loss)
Items that may be subsequently reclassified to the statement of income (loss)
Foreign currency translation adjustment	(10,422)	13,003	7,540	5,418
Comprehensive income (loss) for the period	(22,240)	6,624	(12,719)	17,844

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the nine month periods ended March 31, 2019 and 2018

(expressed in thousands of Canadian dollars)

	March 31, 2019	March 31, 2018
	$	$
Cash provided by (used in)

Operating activities
Net income (loss) for the period	(20,259)	12,426
Charges (credits) not involving cash
Amortization of property and equipment	6,076	5,797
Amortization of intangible assets	10,997	12,125
Unrealized foreign exchange loss	6,168	7,238
Amortization of deferred financing fees	2,707	3,773
Accretion on tangible benefit obligation	313	401
Share-based compensation	741	3,126
Deferred share units expensed	175	—
Write-down of term facility unamortized issue costs	7,320	—
Accretion on Senior Unsecured Convertible Debentures	1,685	1,651
Change in fair value of embedded derivative	(3,500)	(8,325)
Deferred tax (recovery) expense	(11,326)	3,939
Write-down of acquired and library content	11,059	1,925
Write-down of investment in film and television programs	22,615	—
Impairment of intangible assets	2,480	—
Amortization of acquired and library content	11,042	12,146
Gain on disposal of assets	(1,415)	—
Net investment in film and television programs (note 15)	9,753	4,729
Net change in non-cash balances related to operations (note 15)	(40,789)	(55,859)
Cash provided by operating activities	15,842	5,092

Financing activities
Common shares issued, net of withholding taxes	783	270
Dividends	—	(7,698)
Proceeds from (repayment of) bank indebtedness	(16,350)	15,699
Proceeds from (repayment of) interim production financing	15,861	(6,223)
Distributions to non-controlling interests	(20,655)	(9,696)
Payment of debt issue costs	—	(434)
Decrease in cash held in trust	—	239,877
Proceeds on sale of interest in a subsidiary, net of cash fees paid (note 9)	221,084	—
Repayment of long-term debt and obligations under finance leases	(217,111)	(233,877)
Cash used in financing activities	(16,388)	(2,082)

Investing activities
Business acquisitions, net of cash acquired	—	(7,641)
Proceeds on sale of assets	405	—
Acquisition of property and equipment	(303)	(1,528)
Acquisition of intangible assets	(4,171)	(7,914)
Cash used in investing activities	(4,069)	(17,083)

Effect of foreign exchange rate changes on cash	226	249

Net change in cash during the period	(4,389)	(13,824)
Cash - Beginning of period	46,550	62,143
Cash - End of period	42,161	48,319

Supplemental information (note 15)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbol DHX. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets; licenses its brands in the domestic and international markets; broadcasts films and television programs in the domestic market; and manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

These unaudited interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of International Accounting Standard ("IAS") 34, Interim Financial Reporting, and follow the same accounting policies as those used in the Company's most recent audited annual consolidated financial statements, except for the new accounting policies adopted and described in note 3. These unaudited interim condensed consolidated financial statements do not include all the disclosures included in the Company's audited annual consolidated financial statements. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements have been authorized for issuance by the Board of Directors on May 13, 2019.

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2018, except for the new and amended accounting standards adopted and described below.

New and amended standards adopted

i)	IFRS 9, Financial Instruments ("IFRS 9")

Effective July 1, 2018, the Company adopted IFRS 9, which establishes a single classification and measurement approach for financial assets and financial liabilities that reflect the business model in which they are managed and their cash flow characteristics. IFRS 9 also provides guidance on an entity's own credit risk relating to financial liabilities and amends the impairment model by introducing a new 'expected credit loss' model for calculating impairment. IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39").

Under the previous accounting standard, the Company calculated its provision for impaired receivables by applying an 'incurred loss' model. Under IFRS 9, the Company applied the 'expected credit loss' model. Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of the customer's historical default experience and expected future credit losses. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty. In accordance with the transitional provisions of IFRS 9 (7.2.15), the resulting increase to the provision for impaired receivables as at July 1, 2018 was $1,049 with a corresponding increase to opening deficit.

 (1)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

In addition, the Company previously classified its financial assets as 'loans and receivables' and its financial liabilities as 'other financial liabilities', both of which were measured at amortized cost, with the exception of embedded derivatives which was classified as 'fair value through profit and loss' and measured, on a recurring basis, at fair value. Under IFRS 9, the measurement basis would remain the same across all financial instruments, however the category for classification has been amended to 'Amortized Cost' for its financial assets classified as loans and receivables and its financial liabilities classified as other financial liabilities, and to 'fair value through profit and loss' for its embedded derivative.

The standard also clarifies the accounting treatment for modifications of financial liabilities and requires a financial liability measured at amortized cost to be remeasured when a modification occurs. Any resulting gain or loss is required to be recognized in profit or loss at the date of modification. There was no adjustment to the Company's unaudited interim condensed consolidated financial statements as a result of this change.

ii)	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Effective July 1, 2018, the Company adopted IFRS 15, which establishes a new comprehensive framework to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of other standards. IFRS 15 replaces IAS 18, Revenue, IAS 11, Construction Contracts, and some revenue related interpretations. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company adopted IFRS 15 using the modified retrospective method, which requires the cumulative effect of initially applying the Standard to be recognized at the date of initial application, which is July 1, 2018, and that the financial information previously presented for the year ended June 30, 2018 would remain unchanged. The Company also elected to apply the practical expedient which permits the Company to apply IFRS 15 retrospectively only to contracts that are not completed contracts at the date of initial application.

The significant changes to the Company's revenue recognition policies are as follows:

•             Under its proprietary production channel, the Company previously recorded revenue for the initial broadcast rights when the production was completed and available to the customer. Under IFRS 15, an assessment is made at the inception of each contract to determine whether: i) the performance obligations are satisfied at a point in time, which generally occurs when the production is completed, available to the customer, and the customer has the contractual right to broadcast or stream the content; or ii) the Company transfers control of the production over time and therefore satisfies the performance obligations and recognizes revenue over time. Over time recognition generally occurs when the Company's production creates an asset that the customer controls as that production is created. When performance obligations are satisfied at a point in time, revenue is recognized when all the aforementioned criteria are met. When performance obligations are satisfied over time during the production of the show, revenue is recognized using the percentage of completion method, based on actual costs incurred compared to the total estimated costs. This change did not have an effect on the Company's opening balance sheet.

•             Under its distribution channel, the Company previously recorded revenue on certain distribution license agreements for its television and film content when the contract was executed and the licensed content was available to the customer. Under IFRS 15, revenue is deferred and recorded as revenue when the licensed content is available to the customer and the customer has the contractual right to broadcast or stream the content. This change did not have an effect on the Company's opening balance sheet.

 (2)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

•             Under its consumer products-owned channel, the Company previously recognized license revenue relating to certain minimum guarantees for royalties on its copyrights and brands at the start of the license period. Under IFRS 15, the Company determined that these were right-of-access licenses and as a result, minimum guarantees are deferred and amortized over the term of the license. Royalty revenue is calculated as the greater of royalties based on underlying sales or the pro-rata allocation of the minimum guarantee. This change resulted in a July 1, 2018 adjustment to increase opening deficit by $5,823, an increase to opening deferred revenue by $6,459, a decrease to opening deferred income taxes by $1,117 and a decrease to accumulated other comprehensive loss by $481.

•             For renewals or extensions of license agreements for television and film content, the Company previously recorded revenue when the agreement was renewed or extended. Under IFRS 15, revenue related to the extension or renewal term is recognized when the customer has the contractual right to broadcast or stream the content. This change did not have an effect on the Company's opening balance sheet.

The following is a reconciliation of the impact of IFRS 15 for the three month and nine month periods ended March 31, 2019:

	Three months ended March 31, 2019	Nine months ended March 31, 2019
	$	$
Revenue under IFRS 15, as reported	109,986	331,040
Impact of IFRS 15 on revenue:
Revenue on minimum guarantees (1)	(372)	(2,025)
Revenue on proprietary production shows (2)	242	1,544
Revenue on distribution licenses (3)	148	148
Revenue under IAS 18	110,004	330,707

Direct production costs and expense of film and television produced under IFRS 15, as reported	62,713	192,198
Impact of IFRS 15 on Direct production costs and expense of film and television produced: (4)	145	926
Direct production costs and expense of film and television produced under IAS 18	62,858	193,124

(1) Revenue on minimum guarantees - these are minimum guarantees on royalties in the consumer products-owned channel that were previously recognized at the inception of the license period but under IFRS 15 are recognized over the license term as a "right-to-access license", resulting in a corresponding adjustment to deferred revenue.

(2) Revenue on proprietary production shows - these are proprietary production revenues that would have met the previous revenue recognition criteria under IAS 18 and recognized at a point in time with a corresponding adjustment to amounts receivable, but have been deferred under IFRS 15 as the risks and rewards of ownership under IAS 18 transferred to the customer at an earlier date than control was transferred under IFRS 15.

(3) Revenue on distribution licenses - these are distribution revenues that would have met the previous revenue recognition criteria under IAS 18 and recognized at a point in time with a corresponding adjustment to amounts receivable, but have been deferred under IFRS 15 as the risks and rewards of ownership under IAS 18 transferred to the customer at an earlier date than control transferred under IFRS 15.

 (3)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

(4) Direct production and new media costs - these costs are the expense of film and television produced related to proprietary production shows that have been deferred, with a corresponding adjustment to investment in film and television programs.

Revenue recognition policy adopted

Revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer by applying the following five steps:

1) identify the contract with a customer;

2) identify the performance obligations in the contract;

3) determine the transaction price;

4) allocate the transaction price to the performance obligations in the contract; and

5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue excludes sales taxes and other amounts that are collected on behalf of third parties and is recorded when control of a product or service is transferred to a customer.

For initial broadcast license rights related to proprietary production titles, an assessment is made at the execution of each contract to determine whether: i) the performance obligations are satisfied over time, or ii) the performance obligations are satisfied at a point in time. Performance obligations are satisfied over time during the production of the title when the customer can exert control over the production process and the Company’s ability to generate other revenues from the title are limited based on the remaining rights held and the nature of the show. Revenue is recognized using the percentage-of-completion method when performance obligations are satisfied over time. Performance obligations that are not satisfied over time are satisfied at a point in time, which generally occurs when the production is completed, available to the customer and the customer has the contractual right to broadcast or stream the content. When performance obligations are satisfied at a point in time, revenue is recognized when the conditions for recognition are satisfied.

Revenue from the sale of broadcast license rights to third parties is recognized when the licensed content is available to the customer and the customer has the contractual right to broadcast or stream the content.

Revenue from production services for third parties is recognized using the percentage-of-completion method. Percentage-of-completion recognizes revenues based upon the proportion of costs incurred in the current period to total expected costs.

Royalty revenue is accrued for royalty streams when the amount of revenue can be reliably measured based on relevant agreements and statements received from third party agents, and the underlying sales activity generating the royalty revenue has occurred.

 (4)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Revenue from the management of copyrights, licensing and brands for third parties through representation agreements is recognized when the amount of revenue can be reliably measured and the services have been performed.

Minimum guarantees received on its merchandising and consumer brand licenses are deferred and recognized as revenue over the term of the license period.

License renewals or extensions are recognized when the licensed content becomes available under the renewal or extension.

Amounts received or advances currently due pursuant to a contractual arrangement, which have not yet met the criteria established to be recognized as revenue, are recorded as deferred revenue.

iii)	IFRIC 22, Foreign Currency Transactions and Advance Consideration ("IFRIC 22")

Effective July 1, 2018, the Company adopted IFRIC 22, which clarified how to determine the date of transaction for the exchange rate to be used on initial recognition of a related asset, expense or income where an entity pays or receives consideration in advance for foreign currency-denominated contracts. For a single payment or receipt, the date of the transaction is the date on which the entity initially recognises the non-monetary asset or liability arising from the advance consideration (the prepayment or deferred income/contract liability).

The Company has elected to apply IFRIC 22 prospectively beginning July 1, 2018. The adoption of this standard did not have a material impact to the Company's consolidated financial statements.

iv)	Amendments to IFRS 2, Share-Based Payment ("IFRS 2")

Effective July 1, 2018, the Company adopted the amendments to IFRS 2, which clarified the classification and measurement of certain share-based payment transactions. The adoption of this amendment did not have an impact to the Company's consolidated financial statements.

Accounting standards issued but not yet applied

i)	In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") effective for annual periods beginning on or after January 1, 2019. IFRS 16 provides a comprehensive model for the measurement, presentation and disclosure of leases and replaces IAS 17, Leases. The adoption of IFRS 16 will result in substantially all lessee leases being recorded on the balance sheet as an asset with a corresponding liability with both current and long-term portions. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

ii)	In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatment to clarify how the requirements of IAS 12, Income Taxes should be applied when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, with modified retrospective or retrospective application permitted. The Company is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.

 (5)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Amounts receivable

	March 31, 2019	June 30, 2018
	$	$

Trade receivables	191,461	163,203
Less: Loss allowance on trade receivables	(12,797)	(9,742)
	178,664	153,461

Goods and services tax recoverable, net	1,060	1,203
Federal and provincial film tax credits and other government assistance	106,148	96,874
Short-term amounts receivable	285,872	251,538
Long-term amounts receivable	10,030	18,789
Total amounts receivable	295,902	270,327

Loss allowance on trade receivables:

	March 31, 2019	June 30, 2018
	$	$
Opening balance	9,742	4,772
Impact of adoption of IFRS 9	1,049	—
Opening balance, restated for IFRS 9	10,791	4,772
Loss allowance on trade receivable	2,773	5,089
Receivables written off during the period	(581)	(197)
Recoveries of receivables previously provided for	(204)	(12)
Foreign exchange	18	90
Ending balance	12,797	9,742

 (6)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Investment in film and television programs

	March 31, 2019	June 30, 2018
	$	$

Development costs	1,902	2,112
Productions in progress
Cost, net of government and third party assistance	14,302	17,577
Productions completed and released
Cost, net of government and third party assistance	560,331	529,494
Accumulated expense	(406,106)	(377,041)
Accumulated write-down of investment in film and television programs	(35,693)	(15,910)
	118,532	136,543
Program and film rights - broadcasting
Cost	138,890	134,765
Accumulated expense	(113,952)	(102,202)
Accumulated write-down of program and film rights	(5,619)	(2,787)
	19,319	29,776
	154,055	186,008

All program and film rights - broadcasting, noted above, relate to DHX Television.

The continuity of investment in film and television programs is as follows:

	March 31, 2019	June 30, 2018
	$	$

Net opening investment in film and television programs	186,008	195,180
Increase/(decrease) in development costs	(210)	434
Cost of productions (completed and released and productions in progress), net of assistance	27,147	33,088
Expense of investment in film and television programs	(29,065)	(33,554)
Write-down of investment in film and television programs	(19,783)	(4,779)
Increase of program and film rights - broadcasting	4,125	14,110
Expense of program and film rights - broadcasting	(11,750)	(18,546)
Write-down of program and film rights - broadcasting	(2,832)	(2,787)
Foreign exchange	415	2,862
	154,055	186,008

During the nine months ended March 31, 2019, interest of $322 (2018 - $919) has been capitalized to investment in film and television programs.

During the nine months ended March 31, 2019, the Company recorded $22,615 in the write-down of certain investments in film, television programs and broadcasting film rights (2018 -$7,566). These write-downs are related to weaker than expected revenue performance and management's outlook for certain titles in the Company's library. The television programming write-down relates to licensed programming that is no longer being aired on the Company's television channels.

 (7)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Acquired and library content

	March 31, 2019	June 30, 2018
	$	$

Net opening acquired and library content	147,088	155,940
Additions	—	8,406
Write-down of acquired and library content	(11,059)	(3,402)
Amortization	(11,042)	(15,916)
Foreign exchange	1,259	2,060
	126,246	147,088

During the nine months ended March 31, 2019, the Company recorded $11,059 in the write-down of certain acquired and library content (2018 -$3,402). These write-downs are related to weaker than expected revenue performance and current market condition for select acquired content.

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	March 31, 2019	June 30, 2018
	$	$

Bank indebtedness	—	16,350
Interim production financing	109,544	93,683
Long-term debt and obligations under finance leases	557,493	756,570
Interest bearing debt and obligations under finance leases	667,037	866,603
Amount due within 12 months	(113,804)	(120,557)
Amount due beyond 12 months	553,233	746,046

a)	Bank indebtedness

The Revolving Facility has a maximum available balance of US$30,000 (CAD $40,089) and matures on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%.

As at March 31, 2019, $nil (June 30, 2018 - $16,350) was drawn on the Revolving Facility.

 (8)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

b)	Interim production financing

	March 31, 2019	June 30, 2018
	$	$

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.5% - 1.0%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $119,143 at March 31, 2019 (June 30, 2018 - $115,639) have been pledged as security.	109,544	93,683

During the nine months ended March 31, 2019, the $CDN bank prime rate averaged 3.84% (Q3 2018 - 3.19%).

c)	Long-term debt and obligations under finance leases

	March 31, 2019	June 30, 2018
	$	$

Term Facility, net of unamortized issue costs of $12,852 (June 30, 2018 - $22,232)	426,677	623,066
Senior Unsecured Convertible Debentures, net of unamortized issue costs of $4,918 (June 30, 2018 - $5,588) and embedded derivatives at fair value of $8,440 (June 30, 2018 - $11,940)	123,602	124,747
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from January 2019 to December 2026	7,214	8,757
	557,493	756,570
Less: Current portion	(4,260)	(10,524)
	553,233	746,046

(i)	Term Facility

As at March 31, 2019, the Company's Term Facility had a principal balance of US$328,722 (June 30, 2018 - US$490,050), bearing interest at floating rates of either $USD base rate + 2.75% or $USD LIBOR + 3.75% and will mature on December 29, 2023.

During the first quarter, the Company repaid US$161,328 against its Term Facility using proceeds from the sale of a 49% interest of the Company's 80% ownership in Peanuts (note 9). As a result of this repayment, the Company recorded a write-down of its unamortized issue costs of $7,320.

The Term Facility is repayable in equal quarterly installment payments of US$1,238 or 0.25% of the initial principal commencing September 30, 2017. As a result of the repayment in the first quarter, the Company is not required to make any further installment payments through to maturity.

 (9)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

(i)	Term Facility (continued)

The Term Facility also requires repayments equal to 50% of Excess Cash Flow (the "Excess Cash Flow Payments") (as defined in the Senior Secured Credit Agreement), commencing for the fiscal year-ended June 30, 2018, while the First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 29, 2023. As at March 31, 2019, no payments were owed under the Excess Cash Flow Payments terms of the Term Facility.

The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, as defined in the Senior Secured Credit Agreement:

Period	Ratio target
Each fiscal quarter commencing September 30, 2018	< 6.75x
Each fiscal quarter commencing September 30, 2019	< 6.50x
Each fiscal quarter commencing September 30, 2020	< 5.75x
Each fiscal quarter commencing September 30, 2021 to Maturity at December 29, 2023	< 5.50x

As at March 31, 2019, the Company was in compliance with all its debt covenants with a Total Net Leverage Ratio of 6.09x.

(ii)	Senior Unsecured Convertible Debentures

As at March 31, 2019, the Senior Unsecured Convertible Debentures had a principal balance of $140,000 (June 30, 2018 - $140,000), bearing interest at an annual rate of 5.875% and paid semi-annually on March 31 and September 30 of each year. The Senior Unsecured Convertible Debentures are convertible into Common Voting Shares or Variable Voting Shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Senior Unsecured Convertible Debentures mature September 30, 2024.

The Senior Unsecured Convertible Debentures have a cash conversion option whereby the Company can elect to make a cash payment in lieu of issuing Common Voting Shares or Variable Voting Shares upon exercise of the conversion option feature by the holder of the Senior Unsecured Convertible Debentures. As a result, the Senior Unsecured Convertible Debentures were deemed to have no equity component at initial recognition and the estimated fair value of the embedded derivatives is recorded as a financial liability and included with the debt component on the Company's consolidated balance sheet. Changes in the estimated fair value of the embedded derivatives are recorded through the Company's consolidated statement of income. As at March 31, 2019, the estimated fair value of the embedded derivatives was $8,440.

 (10)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Income taxes

Significant components of the Company’s net deferred income tax liability as at March 31, 2019 and June 30, 2018 are as follows:

	March 31, 2019	June 30, 2018
	$	$

Broadcast licenses	(17,967)	(17,967)
Tangible benefit obligation	1,965	2,171
Deferred revenue	690	—
Foreign tax credits	1,881	2,324
Property and equipment	2,323	697
Share issuance costs and deferred financing fees	(476)	(1,603)
Investment in film and television programs and acquired and library content	(20,644)	(27,568)
Intangible assets	(10,990)	(9,633)
Non-capital losses and other	36,327	33,900
Net deferred income tax liability	(6,891)	(17,679)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totaled $86,365 at March 31, 2019 (June 30, 2018 - $72,648).

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended		Nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$

Income tax expense (recovery) based on combined federal and provincial tax rates of 31% (June 30, 2018 - 31%)	(5,773)	(1,786)	(9,391)	5,996
Income taxes increased (reduced) by:
Share-based compensation	210	283	222	969
Non-taxable or non deductible portion of capital gain / (loss)	(1,410)	1,447	527	(1,490)
Tax rate differential	(1,105)	57	1,341	(192)
Non-controlling interest	(2,049)	(504)	(5,724)	(1,510)
Tax rate change on opening balance	—	780	—	2,790
True up to return	3,243	—	3,243	—
Other	(369)	339	(702)	322
Provision for income taxes	(7,253)	616	(10,484)	6,885

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

 (11)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9	Disposal of interest in subsidiary and non-controlling interest

On July 23, 2018, the Company completed the sale of a non-controlling interest in its Peanuts subsidiary ("Peanuts") to Sony Music Entertainment (Japan) Inc. ("SMEJ"). SMEJ acquired 49% of the Company's 80% interest in Peanuts for gross proceeds of $234,610 and net proceeds of $214,112 (net of transaction costs of $8,720 and taxes of $11,778). The Company recorded a non-controlling interest of $174,596 on the sale to SMEJ.

As at March 31, 2019, the Company holds a 41% interest in Peanuts, SMEJ holds a 39% interest, and the members of the family of Charles M. Schulz hold a 20% interest. Subsequent to the sale, the Company continues to control Peanuts and therefore consolidates 100% of Peanuts.

10	Share capital and contributed surplus

Common shares

The common shares of the Company are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at March 31, 2019, the Company had 54,274,501 Common Voting Shares, 80,630,051 Variable Voting Shares and nil Non-Voting Shares issued and outstanding.

During the nine months ended March 31, 2019, Company issued 66,577 common shares, at an average price of $2.39 as part of the Company’s employee share purchase plan.

Options

On September 27, 2018, 4,046,500 options were granted to directors, officers and employees with an exercise price of $1.51 per common share. Included in this option grant were 3,046,500 that vest over four years and expire in seven years, and 1,000,000 that vest at a share price of $10 and expire in seven years.

On November 16, 2018, 272,516 options were granted to directors, officers and employees with an exercise price of $2.81 per common share, all of which vest over four years and expire in seven years.

On February 15, 2019, 300,000 options were granted to directors, officers and employees with an exercise price of $2.26 per common share, all of which vest over four years and expire in seven years.

Performance share unit plan

During the nine month period ended March 31, 2019, 78,460 Performance Share Units ("PSUs") were paid out to employees, including accrued dividends, 3,383 were forfeited and 70,229 were cancelled relating to taxes payable on the units issued.

Deferred share unit plan

Under the Deferred Share Unit Plan ("DSU Plan") adopted in the current year, the Board may grant Deferred Share Units ("DSUs") to directors and eligible employees at its discretion, or directors and employees may elect to receive directors fees or certain cash bonus amounts in the form of DSUs. The DSUs are fully vested upon allocation and cannot be redeemed for cash until the holder is no longer a director or employee of DHX. Upon redemption, the value of the DSUs will be paid in cash, or shares delivered from the share purchase funds. In no event shall shares be issued from treasury to settle DSUs. On the vesting date, the Company recognizes compensation expense and liabilities equal to the fair value of the DSUs, and both are adjusted prospectively equal to the market price of the share of the Company.

The Company granted directors 84,000 DSUs. During the period, the compensation expense recognized as a result of the DSUs was $175 (2018 - $nil). The obligation from DSUs of $175 (2018 - $nil) was classified as other long-term liabilities.

 (12)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Finance costs

Finance costs comprised of the following:

	Three months ended		Nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$
Finance costs
Interest income	(493)	(69)	(1,716)	(213)
Interest expense on bank indebtedness	63	217	388	552
Accretion of tangible benefit obligation	104	133	313	401
Interest on long-term debt	8,649	9,950	28,222	30,733
Interest on completed and released productions	271	—	1,021	—
Amortization of deferred financing fees	915	984	2,707	3,235
Write-down of term facility unamortized issue costs	—	—	7,320	—
Accretion on Senior Unsecured Convertible Debentures	533	817	1,685	1,651
Interest on finance leases	178	184	546	484
	10,220	12,216	40,486	36,843

 (13)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended		Nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$
Direct production and new media costs	44,923	46,363	151,383	148,241
Expense of film and television programs	13,791	14,422	29,065	26,795
Expense of film and broadcast rights for broadcasting	3,999	4,729	11,750	14,123
Write-down of investment in film and television programs and acquired and library content	31,719	875	33,674	1,925
Development, integration and other	1,365	4,567	4,085	8,525
Impairment of intangible assets	2,480	—	2,480	—
Amortization of acquired and library content	3,888	4,456	11,042	12,146
Office and administrative	2,671	7,057	14,688	16,882
Finance costs, changes in fair value of embedded derivative, and foreign exchange	1,078	18,214	42,520	25,016
Investor relations and marketing	833	617	2,120	2,350
Professional and regulatory	1,180	1,756	5,061	4,939
Amortization of property and equipment and intangible assets	5,574	6,122	17,073	17,922
	113,501	109,178	324,941	278,864

The following sets out the components of employee benefits expense:
Salaries and employee benefits	14,870	12,158	36,101	35,747
Share-based compensation	686	913	741	3,126
	15,556	13,071	36,842	38,873
	129,057	122,249	361,783	317,737

 (14)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Financial instruments

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	Valuation based on quoted prices observed in active markets for identical assets and liabilities.
Level 2 -	Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Changes in assumptions and estimates could significantly affect fair values.

Financial assets and liabilities measured at fair value

As at
	March 31, 2019		June 30, 2018
	Fair value hierarchy	Fair value(1)	Fair value hierarchy	Fair value(1)
		$		$
Embedded Derivatives(2)	Level 2	(8,440)	Level 2	(11,940)

(1)	The Company values its derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model.
(2)	The fair value of embedded derivatives are estimated using valuation models.

Financial assets and liabilities not measured at fair value

The carrying amount of all financial instruments presented in the unaudited interim condensed consolidated financial statements approximate their fair values, except for the Senior Unsecured Convertible Debentures as follows:

As at
	March 31, 2019			June 30, 2018
	Fair value hierarchy	Fair value liability	Carrying value	Fair value hierarchy	Fair value liability	Carrying value
		$	$		$	$
Senior Unsecured Convertible Debentures(1)	Level 1	109,214	128,520	Level 1	123,200	130,355

(1)	The fair value of the convertible debentures is based on market quotes as these are actively traded on the open exchange.

 (15)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

14	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period.

	Three months ended		Nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$

Net income (loss) attributable to shareholders of the Company	(18,428)	(8,005)	(38,722)	7,554
Weighted average number of common shares outstanding (in 000's)	134,954	134,562	134,752	134,483

Basic earnings (loss) per share	(0.14)	(0.06)	(0.29)	0.06

b)	Diluted

Diluted earnings per share reflect the potential dilutive effect that could occur if additional common shares were assumed to be issued under securities or instruments that may entitle their holders to obtain common shares in the future. Dilution could occur through the exercise of stock options, the exercise of PSUs, or the exercise of the conversion option of the convertible debentures. The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method.

For the nine month period ended March 31, 2019, the diluted weighted average number of common shares outstanding is the same as the basic weighted average number of common shares outstanding, as the Company had a net loss for the period and the exercise of any potentially dilutive instruments would be anti-dilutive.

	Three months ended		Nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$

Net income (loss) attributable to shareholders of the Company	(18,428)	(8,005)	(38,722)	7,554

Weighted average number of common shares (in 000's)	134,954	134,562	134,752	134,483
Dilutive effect of share-based compensation (in 000's)	—	—	—	524
Weighted average number of diluted shares outstanding	134,954	134,562	134,752	135,007
Diluted earnings (loss) per share	(0.14)	(0.06)	(0.29)	0.06

 (16)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

15	Statement of cash flows - supplementary information

Net change in non-cash balances related to operations

	March 31,	March 31,
	2019	2018
	$	$
Decrease (increase) in amounts receivable	(33,504)	(34,372)
Decrease (increase) in prepaid expenses and other	2,678	3,045
Decrease (increase) in long-term amounts receivable	8,759	3,001
Increase (decrease) in accounts payable and accrued liabilities	(14,199)	(42,294)
Increase (decrease) in deferred revenue	(3,433)	15,524
Tangible benefit obligation payments	(1,090)	(763)
	(40,789)	(55,859)

During the period, the Company paid and received the following:

	March 31,	March 31,
	2019	2018
	$	$
Interest paid	25,773	27,688
Interest received	294	213
Taxes paid	8,033	2,510

Net change in film and television programs

	Nine months ended
	March 31,	March 31,
	2019	2018
	$	$
Decrease (increase) in development	210	(11)
Decrease (increase) in productions in progress	3,275	11,707
Decrease (increase) in productions completed and released	(30,422)	(29,439)
Expense of film and television programs	29,065	26,795
Decrease (increase) in program and film rights - broadcasting	(4,125)	(18,446)
Expense of film and broadcast rights for broadcasting	11,750	14,123
	9,753	4,729

 (17)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Reconciliation between the opening and closing balances on the consolidated balance sheet arising from financing activities

		Senior
		unsecured
	Term	convertible	Finance
	facility	debentures	leases	Total
	$	$	$	$
Balance - June 30, 2018	623,066	124,747	8,757	756,570
Repayments	(212,437)	—	(4,674)	(217,111)
Total financing cash flow activities	(212,437)	—	(4,674)	(217,111)

Amortization of deferred financing costs	2,037	670	—	2,707
Write-down of term facility unamortized issue costs	7,320	—	—	7,320
New finance leases	—	—	3,131	3,131
Change in fair value of embedded derivatives	—	(3,500)	—	(3,500)
Accretion on Senior Unsecured Convertible Debentures	—	1,685	—	1,685
Unrealized foreign exchange gain	6,691	—	—	6,691
Total financing non-cash activities	16,048	(1,145)	3,131	18,034
Balance - March 31, 2019	426,677	123,602	7,214	557,493

			Senior
	Term	Special	unsecured	Finance
	facility	warrants	notes	leases	Total
	$	$	$	$	$

Balance - June 30, 2017	616,339	133,751	225,000	8,245	983,335
Repayments	(4,941)	(313)	(225,000)	(4,057)	(234,311)
Total financing cash flow activities	(4,941)	(313)	(225,000)	(4,057)	(234,311)

Amortization of deferred financing costs	3,022	751	—	—	3,773
New finance leases	—	(8,325)	—	—	(8,325)
Movement in fair value of embedded derivatives	—	1,651	—	—	1,651
Accretion on Senior Unsecured Convertible Debentures	—	—	—	3,880	3,880
Unrealized foreign exchange gain	(4,193)	—	—	—	(4,193)
Total financing non-cash activities	(1,171)	(5,923)	—	3,880	(3,214)
Balance - March 31, 2018	610,227	127,515	—	8,068	745,810

 (18)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

16	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In evaluating performance, the Chief Operating Decision Maker ("CODM") does not distinguish or group its production, distribution and merchandising operations ("Content Business") on a geographic basis. The Company has determined that it has three reportable segments being the Content Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Three months ended March 31, 2019
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$
Revenues	2,864	12,349	94,773	109,986
Direct production costs and expense of film and television produced, and selling, general and administrative	3,503	7,308	65,563	76,374
Segment profit/(loss)	(639)	5,041	29,210	33,612

Corporate selling, general and administrative				6,579
Amortization of property and equipment and intangible assets				5,574
Finance costs				10,220
Foreign exchange gain				(7,542)
Change in fair value of embedded derivative				(1,600)
Amortization of acquired and library content				3,888
Write-down of investment in film and television programs and acquired and library content				34,199
Development, integration and other				1,365
Loss before income taxes				(19,071)

 (19)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

	Three months ended March 31, 2018
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$
Revenues	2,115	12,885	101,486	116,486
Direct production costs and expense of film and television produced, and selling, general and administrative	4,375	8,341	70,137	82,853
Segment profit/(loss)	(2,260)	4,544	31,349	33,633
Corporate selling, general and administrative				5,162
Amortization of property and equipment and intangible assets				6,122
Finance costs				12,216
Foreign exchange loss				6,923
Change in fair value of embedded derivative				(925)
Amortization of acquired and library content				4,456
Write-down of investment in film and television programs and acquired and library content				875
Development, integration and other				4,567
Loss before income taxes				(5,763)

	Nine months ended March 31, 2019
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$
Revenues	9,797	39,402	281,841	331,040
Direct production costs and expense of film and television produced, and selling, general and administrative	10,166	21,670	202,918	234,754
Segment profit/(loss)	(369)	17,732	78,923	96,286
Corporate selling, general and administrative				16,155
Amortization of property and equipment and intangible assets				17,073
Finance costs				40,486
Foreign exchange loss				5,534
Change in fair value of embedded derivative				(3,500)
Amortization of acquired and library content				11,042
Write-down of investment in film and television programs and acquired and library content				36,154
Development, integration and other				4,085
Loss before income taxes				(30,743)

 (20)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

	Nine months ended March 31, 2018
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$
Revenues	11,229	41,209	284,610	337,048
Direct production costs and expense of film and television produced, and selling, general and administrative	10,529	25,009	200,538	236,076
Segment profit	700	16,200	84,072	100,972
Corporate selling, general and administrative				16,127
Amortization of property and equipment and intangible assets				17,922
Finance costs				36,843
Foreign exchange gain				(3,502)
Change in fair value of embedded derivative				(8,325)
Amortization of acquired and library content				12,146
Write-down of investment in film and television programs and acquired and library content				1,925
Development, integration and other				8,525
Income before income taxes				19,311

As at March 31, 2019, $33,224, and $207,984 of goodwill was allocated to DHX Television and Content Business, respectively (June 30, 2018 - $33,224, and $207,582, respectively).

 (21)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The following table presents further components of revenue derived from the following areas:

	Three months ended		Nine months ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$

Content
Production revenue	9,956	6,443	18,460	17,605
Distribution revenue	35,632	40,965	94,239	98,367
Merchandising and licensing and other revenue	37,511	34,126	121,647	113,053
Producer and service fee revenue	11,674	19,952	47,495	55,585
	94,773	101,486	281,841	284,610

DHX Television
Subscriber revenue	11,016	12,349	35,448	38,274
Promotion and advertising revenue	1,333	536	3,954	2,935
	12,349	12,885	39,402	41,209

CPLG
Third party brand representation revenue	2,864	2,115	9,797	11,229
	109,986	116,486	331,040	337,048

17	Subsequent event

On April 2, 2019, the Company entered into an Agreement of Purchase and Sale to sell a building it owns on Bartley Drive, Toronto, with a carrying value of $6,337, for total consideration of $12,000. The agreement is subject to customary closing conditions, and commissions and transaction costs will be determined at the time of closing, which is expected during the fourth quarter.

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